

October 21, 2010

Mr. João Adalberto Elek Júnior
Chief Financial Officer
Net Communications Services Inc.
Rua Verbo Divino 1356
04719-002 São Paulo-SP
Federative Republic of Brazil

> **Re:** **Net Communications Services Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed May 21, 2010**
> **File No. 0-28860**

Dear Mr. Elek:

We have reviewed your response letters dated August 6, 2010 and October 14, 2010 and have the following comments. As noted in our letter dated July 26, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

16. Intangible Assets, page F-47

1. We note your response to prior comment number one from our letter dated September 21, 2010. We note that under Paragraph 96 of IAS 38, experience may be used as possible evidence that a contractual right will be renewed if renewal is contingent upon the consent of a third party. Since you do not have a history of renewals, it appears that you do not have evidence to support that Anatel will consent to renewal of your cable licenses. In this regard, we note that Anatel was established in 1997, the initial cable licenses granted by Anatel are being used under the initial 15 year period, and that none of the cable licenses that have been issued have been renewed. Therefore tell us how you considered these factors in your determination of indefinite life.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director